PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 1 (to Proxy Statement/Prospectus dated July 31, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-287865

GRYPHON DIGITAL MINING, INC.

This proxy statement/prospectus supplement No. 1 (this “Supplement”) supplements the proxy statement/prospectus, dated July 31, 2025 (the “Definitive Proxy Statement/Prospectus”), which forms a part of the Registration Statement on Form S-4 (No. 333-287865) of Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2025, and amended on July 1, 2025, July 22, 2025 and July 29, 2025 (the “Registration Statement”). The Registration Statement was declared effective on July 31, 2025.

Introduction and Explanatory Note

As previously disclosed, on May 9, 2025, Gryphon, GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and American Bitcoin Corp., a Delaware corporation (“ABTC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, (i) Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the merger (the “First Merger”) as a wholly owned direct subsidiary of Gryphon (the corporation surviving the First Merger, the “First Merger Surviving Corporation”) and (ii) immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a wholly owned direct subsidiary of Gryphon.

Since the initial filing of the Registration Statement, six purported stockholders of Gryphon have sent demand letters (the “Demand Letters”) requesting that Gryphon provide additional disclosures in an amendment or supplement to the Registration Statement.

While Gryphon believes that the disclosures set forth in the Definitive Proxy Statement/Prospectus comply fully with all applicable law and denies the allegations in the Demand Letters, in order to moot the disclosure claims set forth in the Demand Letters, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Gryphon has determined voluntarily to supplement certain disclosures in the Definitive Proxy Statement/Prospectus related to such claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). These Supplemental Disclosures should be read in conjunction with the Definitive Proxy Statement/Prospectus, which is available at the SEC’s website, www.sec.gov, and which Gryphon urges you to read in its entirety. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Gryphon and its board of directors (the “Gryphon Board”) specifically deny all allegations in the Demand Letters, including the allegations that any additional disclosure was or is required or material.

The Supplemental Disclosures will not affect the timing of Gryphon’s special meeting of stockholders (the “Special Meeting”), which is scheduled to be held on Wednesday, August 27, 2025, at 10:00 a.m. Eastern Time, virtually via the Internet at https://www.cstproxy.com/gryphondigitalmining/bc2025, unless postponed or adjourned to a later date. The Gryphon Board continues to recommend that you vote “FOR” the proposals being considered at the Special Meeting.

You should read carefully and in their entirety this Supplement and the Definitive Proxy Statement/Prospectus and all accompanying annexes and exhibits before voting your shares of Gryphon common stock. Please pay particular attention to the section titled “Risk Factors” beginning on page 17 in the Definitive Proxy Statement/Prospectus.

This Supplement is dated August 15, 2025.

Supplemental Disclosures to the Definitive Proxy Statement/Prospectus

The disclosure in the section titled “The Mergers—Background of the Mergers” beginning on page 74 of the Definitive Proxy Statement/Prospectus is hereby amended by:

Amending and restating the first full paragraph on page 75 as follows (with new text in underline):

On February 14, 2025, members of Gryphon’s management held in-person meetings with several investment bankers in New York. The purpose of these meetings was to discuss Gryphon’s position in the market and to evaluate feedback on potential strategic alternatives for Gryphon, including the possibility of a business combination in which Gryphon would be acquired by a third party. The feedback from the investment bankers was that Gryphon would likely need to undertake a strategic transaction because it lacked the size, scale and capital to effectively compete against larger competitors. Gryphon’s management was encouraged by the generally positive reception to the possibility of such a transaction. Gryphon did not subsequently engage any of these investment bankers to act as Gryphon’s financial advisor in connection with its evaluation of potential strategic alternatives.

Amending and restating the eighth full paragraph on page 76 as follows (with new text in underline):

On April 6, 2025, representatives of EGS, legal counsel to Gryphon, sent to representatives of ABTC and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to ABTC, a revised draft of the term sheet. Among other things, the revised term sheet was contemplated to be binding with respect to the proposed transaction and provided for a $20 million termination fee payable to Gryphon by ABTC in the event that the parties failed to enter into a definitive agreement for the proposed transaction prior to the end of a 90 day exclusive negotiation period. The term sheet was a more detailed version of the term sheet signed on April 5, and accordingly added specificity around exclusivity terms, break-up fees, capital usage and stockholder lock-up agreements. Like the term sheet that was executed on April 5, 2025, the term sheet draft of April 6, 2025 provided that the management and board of directors of the Combined Company would be selected by ABTC.

Amending and restating the eighth full paragraph on page 77 as follows (with new text in underline):

On April 18, 2025, representatives of Skadden sent to Gryphon and EGS an initial draft of the Merger Agreement and a legal due diligence request list. Among other things, the draft Merger Agreement provided, consistent with the term sheet, that the management and board of directors of the Combined Company would consist of persons designated by ABTC.

Amending and restating the tenth full paragraph on page 77 as follows (with new text in underline):

On April 24, 2025, Gryphon provided representatives of ABTC and Skadden with access to a virtual data room containing nonpublic information about Gryphon. From April 24, 2025 until the signing of the Merger Agreement, ABTC and Skadden conducted further due diligence with respect to Gryphon. As disclosed further below, subsequently, on May 1, 2025, Gryphon and ABTC entered into a mutual confidentiality agreement to facilitate the exchange of confidential information between the parties.

The disclosure in the section titled “The Mergers—Opinion of Marshall & Stevens” beginning on page 80 of the Definitive Proxy Statement/Prospectus is hereby amended by:

Amending and restating the fifth full paragraph under the heading “Opinion of Marshall & Stevens” on page 80 as follows (with new text in underline):

With the exception of the M&S Opinion, Marshall & Stevens has not had any material relationships during the past two years, nor is any future material relationship currently contemplated, between Marshall & Stevens, including its affiliates, and Gryphon and/or its affiliates, including Anchorage. In addition, Marshall & Stevens has not had any material relationships during the past two years, nor is any future material relationship currently contemplated, between Marshall & Stevens, including its affiliates, and ABTC and/or its affiliates.

Amending and restating the third bullet on page 81 as follows (with new text in underline):

●	no specific projections were contained in these presentations, no projections of ABTC or Gryphon were otherwise provided to Marshall & Stevens in connection with the M&S Opinion and, as such, Marshall & Stevens did not make use of projections in providing the M&S Opinion (as further described below);

Amending and restating the paragraph under the heading “—Financial Projections” on page 83 as follows (with new text in underline):

Marshall & Stevens has not been provided with any financial projections or forecasts for ABTC or Gryphon in connection with the M&S Opinion. Accordingly, with the Gryphon Board’s approval, Marshall & Stevens has not used any discounted cash flow valuation methodology.

Inserting the following paragraph immediately following the second bullet under the heading “—Publicly Traded Market Capitalization Analyses for Gryphon” on page 83:

Marshall & Stevens used a common method to calculate the 30-day VWAPs above. This involved calculating the average traded price of Gryphon Common Stock over the last 30 trading days prior to the applicable valuation date noted above, weighted by traded volume. For the price factor, Marshall & Stevens utilized the closing price of Gryphon Common Stock over the last 30 trading days prior to the applicable valuation date.

Amending and restating the table under the heading “—Guideline Public Company Analysis for ABTC” on page 88 as follows (with new text in underline):

(in $ Millions, except per share data)

(1) Guideline Public Company	Adjusted	Market	LTM	Current Hash	Historical Revenue Growth			Forecasted Revenue Growth			Historical Gross Margin(6)			EV/ Revenue	EV/ (EH/s)
Name	EV	Cap	Revenue	Rate	CY-2	CY-1	CY	CY+1	CY+2	CY+3	CY-2	CY-1	CY	LTM	Current
Bitfarms Ltd.	397.9	566.5	192.9	19.5	-16.0%	2.8%	31.8%	68.1%	29.4%	NM	7.4%	-14.7%	-16.8%	2.06x	20.40x
Cipher Mining Inc.	1,043.2	1,121.1	152.1	13.5	NM	NM	19.3%	83.6%	75.8%	80.5%	75.4%	15.1%	18.1%	6.86x	77.28x
CleanSpark, Inc.	1,474.3	2,254.9	467.5	42.4	64.8%	75.4%	118.1%	86.1%	30.5%	NM	68.6%	44.4%	55.7%	3.15x	34.77x
Hut 8 Corp.	566.0	1,318.8	162.4	9.3	NM	6.2%	69.1%	51.8%	74.7%	24.6%	47.5%	43.6%	46.6%	3.49x	60.86x
MARA Holdings, Inc.	2,144.7	4,691.2	656.4	57.3	-26.0%	229.1%	69.4%	44.3%	18.4%	5.4%	38.2%	42.4%	37.2%	3.27x	37.43x
Riot Platforms, Inc.	1,286.3	2,800.9	458.7	33.7	21.5%	8.3%	34.2%	70.2%	17.7%	23.4%	25.3%	9.4%	32.2%	2.80x	38.17x

Min	397.9	566.5	152.1	9.3	-66.4%	-30.5%	-6.3%	-35.2%	17.7%	0.5%	7.4%	-14.7%	-16.8%	2.06x	20.4x
25th Percentile	685.3	1,170.5	170.0	15.0	-21.0%	-2.7%	8.0%	44.3%	28.9%	5.4%	28.5%	10.8%	21.6%	2.89x	35.4x
Median	1,164.7	1,786.8	325.8	26.6	17.6%	7.2%	31.8%	56.9%	60.9%	23.4%	42.9%	28.7%	34.7%	3.21x	37.8x
Average	1,152.1	2,125.6	348.3	29.3	49.6%	34.7%	49.1%	58.9%	56.0%	34.6%	43.7%	23.4%	28.9%	3.61x	44.8x
75th Percentile	1,427.3	2,664.4	465.3	40.2	54.8%	48.2%	69.4%	83.6%	78.3%	29.9%	63.4%	43.3%	44.3%	3.43x	55.2x
Max	2,144.7	4,691.2	656.4	57.3	485.4%	229.1%	139.3%	163.8%	97.4%	132.1%	75.4%	44.4%	55.7%	6.86x	77.3x

(2) ABTC	NA	NA	72.6	NA	NA	31.7%	24.4%	NA	NA	NA	21.6%	34.3%	44.3%	EV/ Revenue	EV/ (EH/s)
								Indicated Enterprise Value Calculation:						LTM	Latest Reported
								(3) ABTC – Revenue | Hash Rate						72.6	10.2
								(4) Implied |Selected Multiples						5.19x	38.0x
								(5)x Control Premium %						25%	25%
								Enterprise Value (Rounded)					$480	$472	$484

(1)	Source: Capital IQ. For each of the selected public companies, enterprise value and EH/s were derived as of the valuation date of May 7, 2025. Exahash per second (EH/s) was based on the latest reported EH/s disclosed by each of the selected public companies based on the most recent reported financial statements or other public releases such as news releases or corporate investor presentations. Adjusted EV was adjusted for latest reported bitcoin holdings balances and current Bitcoin price.
(2)	Metrics based on Hut 8 Compute business segment.
(3)	Revenue based on 90% of Hut 8 Compute business segment revenue. Hash rate provided by ABTC management.
(4)	Implied EV/Rev multiple is based on a 2/3 value attribution of Hut 8 to ABTC based on the relative size and analyst growth estimates of Hut 8’s digital mining revenue. Selected EV/(EH/s) multiple is based on the median of the GPC EV/(EH/s) multiple and considers the ABTC’s comparative historical and projected performance.
(5)	Source: FactSet Control Premium Review 2024.
(6)	Gross Margins are defined as reported gross margins as shown in the public company’s financial statements (e.g., from their 10-K and 10-Qs). Typically, this is shown as the margin of revenue less cost of revenue, typically mining or hosting costs (e.g., energy and hosting costs to mine Bitcoin). Gross Margins were calculated using the Capital IQ financial database which, as explained above, is reported revenue after cost of revenue divided by revenue. Marshall & Stevens’s analysis encompassed the last three (3) reported calendar years (2022 to 2024) of each of the selected comparable public companies.

Amending and restating the first full paragraph under the heading “—Guideline Transaction Analysis for ABTC” on page 89 as follows (with new text in underline):

The market transaction method is a variation of the market approach where transactions involving the actual sale or purchase of ABTC’s enterprise value or the enterprise value of similar companies are analyzed to provide an indication of fair market value. According to Gryphon’s management, prior to the Closing ABTC intends to undertake an external financing involving the private placement to new third party investors of shares of ABTC Class A Common Stock, and for purposes of its opinion, Marshall & Stevens assumed a raise of $150 million, at a per share purchase price of $20.00, implying a post-money equity valuation of ABTC of $1.15 billion. This potential external financing of ABTC was the only transaction considered by Marshall & Stevens in its guideline transaction analysis.

Inserting the following paragraph after the first full paragraph under the heading “—Guideline Transaction Analysis for ABTC” on page 89:

As disclosed elsewhere in this proxy statement/prospectus, on June 27, 2025, after the delivery of the M&S Opinion, ABTC completed the first closing of an external financing in the form of a private placement of 11,002,954 shares of ABTC Class A Common Stock to third party investors. ABTC received aggregate gross proceeds of $220,059,080 and aggregate net proceeds of approximately $215 million after deducting certain fees and expenses incurred in connection with the financing.

Cautionary Note Regarding Forward–Looking Statements

This Supplement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements relating to the structure, timing, and completion of the proposed transaction between ABTC and Gryphon, the special meeting of Gryphon stockholders and the vision, goals, and trajectory of Gryphon, ABTC and the combined company.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Gryphon as of the date of this Supplement, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Gryphon’s stockholders, or at all; risks related to Gryphon’s continued listing on Nasdaq until closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against ABTC, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; and other factors that may affect future results of ABTC, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Registration Statement and the Definitive Proxy Statement/Prospectus, in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and in other documents subsequently filed by Gryphon with the SEC.

Additional Information and Where to Find It

This Supplement relates to a proposed transaction between ABTC and Gryphon. In connection with the proposed transaction, Gryphon filed the initial Registration Statement with the SEC on June 6, 2025 to register the Class A common stock to be issued by Gryphon in connection with the proposed transaction. The Registration Statement includes a proxy statement of Gryphon and a prospectus of Gryphon. The Registration Statement was declared effective by the SEC on July 31, 2025. Gryphon filed the Definitive Proxy Statement/Prospectus with the SEC on July 31, 2025, and the Definitive Proxy Statement/Prospectus was first mailed to Gryphon stockholders on or about August 1, 2025. Each of ABTC and Gryphon may file with the SEC other relevant documents concerning the proposed transaction. This Supplement is not a substitute for the Registration Statement, the Definitive Proxy Statement/Prospectus or any other relevant documents that ABTC or Gryphon has filed or may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABTC, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, the Definitive Proxy Statement/Prospectus, as well as other relevant documents, if and when filed by ABTC and Gryphon with the SEC, may be obtained free of charge, if and when they become available, at the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge, when they are available, by directing a request to Gryphon’s Investor Relations department at (646) 755-7412 or emailing James@HaydenIR.com. The information on Hut 8 Corp.’s, ABTC’s and/or Gryphon’s respective websites is not, and shall not be deemed to be, a part of this Supplement or incorporated into other filings any of the companies makes with the SEC.

Participants in the Solicitation

ABTC, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of ABTC and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed transaction and a description of their direct and indirect interests is included in the Definitive Proxy Statement/Prospectus related to the proposed transaction, which was filed with the SEC on July 31, 2025, and other relevant materials that will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

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